Exhibit 99.3

Rio Tinto

Summary financial statements

Keeping the world moving

2007

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Rio Tinto

Rio Tinto is a leading international mining group headquartered in the
UK, combining Rio Tinto plc, a public company listed on the London Stock
Exchange, and Rio Tinto Limited, which is listed on the Australian
Securities Exchange.

Rio Tinto’s business is finding, mining and processing mineral resources.
Major products are aluminium, copper, diamonds, coal, uranium, gold, industrial minerals (borax, titanium dioxide, salt, talc), and iron ore.
Activities span the world but are strongly represented in Australia and
North America with significant businesses in South America, Asia, Europe and Africa.

The Group’s objective is to maximise its value and the long term return to shareholders through a strategy of investing in large, cost competitive mines and businesses driven by the quality of each opportunity.

Wherever Rio Tinto operates, the health and safety of its employees, and a contribution to sustainable development are key values. It works as closely as possible with host countries and communities, respecting their laws and customs and ensuring a fair share of benefits and opportunities.

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Rio Tinto 2007 Summary financial statements	1
2007 Summary financial statements

2007 Summary financial statements

The majority of Rio Tinto shareholders choose to receive the Annual report with these Summary financial statements. The Summary financial statements do not allow as full an understanding of the Group as is provided in the Full financial statements. The Annual report together with the Full financial statements comply with Australian and UK statutory requirements. Copies of the Full financial statements may be obtained free of charge from the Companies’ registrars whose details can be found in Useful addresses on page 136 of the Annual report.

All of Rio Tinto’s shareholder documents are also available in electronic form. For further details please visit the Rio Tinto website www.riotinto.com

Contents
2	Summary financial statements
2	Summary income statement
3	Summary balance sheet
4	Reconciliation with Australian IFRS
4	Net earnings and Underlying earnings
5	Summary cash flow statement
5	Summary financial data in Australian dollars, Sterling and US dollars
6	Australian Corporations Act – summary of ASIC relief
7	Independent auditors’ statement
8	Rio Tinto financial information by business unit

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2	Rio Tinto 2007 Summary financial statements
Summary financial statements

Summary financial statements

These Summary financial statements have been extracted from the Full financial statements, which have been reported on by the auditors, and which will be filed with the United Kingdom Registrar of Companies and the Australian Securities and Investments Commission. The auditors’ report on the Full financial statements is unqualified and does not contain a statement under either S237(2)

or S237(3) of the UK Companies Act 1985. The Summary financial statements do not contain sufficient information to allow as full an understanding of the results and affairs of the Group and parent companies as is provided in the Full financial statements. Copies of the 2007 Annual report and Full financial statements, may be obtained from the addresses shown on page 136 of the Annual report.

Summary income statement
Years ended 31 December

	2007	2006
	US$m	US$m

Gross sales revenue (including share of equity accounted units) (a)	33,518	25,440

Consolidated sales revenue	29,700	22,465
Net operating costs (excluding line items shown separately)	(20,750)	(13,650)
Impairment (charges)/reversals	(58)	396
Exploration and evaluation costs (b)	(321)	(237)

Operating profit	8,571	8,974
Share of profit after tax of equity accounted units	1,584	1,378

Profit before finance items and taxation	10,155	10,352

Finance items
Net exchange gains on external net debt and intragroup balances	194	46
Net gains on currency and interest rate derivatives not qualifying for hedge accounting	57	35
Interest receivable and similar income	134	106
Interest payable and similar charges	(538)	(160)
Amortisation of discount	(166)	(139)

	(319)	(112)

Profit before taxation	9,836	10,240
Taxation	(2,090)	(2,373)

Profit for the year	7,746	7,867

– attributable to outside equity shareholders	434	429
– attributable to equity shareholders of Rio Tinto (Net earnings)	7,312	7,438

Basic earnings per ordinary share (c)	568.7c	557.8c
Diluted earnings per ordinary share	566.3c	555.6c

Dividends paid during the year (US$m)	1,507	2,573
Dividends per share: paid during the year
– regular dividends	116.0c	81.5c
– special dividend	–	110.0c
Dividends per share: proposed in the announcement of the results for the year
– final dividends	84.0c	64.0c

(a)	Gross sales revenue includes the sales revenue of equity accounted units of US$3,818 million (2006: US$2,975 million) in addition to Consolidated sales revenue, which relates only to subsidiary companies and jointly controlled assets.
(b)	Exploration and evaluation costs are stated net of gains on disposal of undeveloped properties totalling US$253 million (2006: US$46 million).
(c)	For the purposes of calculating basic earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the year was 1,285.8 million (2006: 1,333.4 million), being the average number of Rio Tinto plc shares outstanding of 1,000.1 million (2006: 1,047.7 million), plus the average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc of 285.7 million (2006: 285.7 million).

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Rio Tinto 2007 Summary financial statements	3
Summary balance sheet

Summary balance sheet At 31 December

	2007	2006
	US$m	US$m

Non current assets
Goodwill	15,497	841
Intangible assets	7,910	384
Property, plant and equipment	45,647	22,207
Investments in equity accounted units	7,038	2,235
Loans to equity accounted units	245	136
Inventories	178	99
Trade and other receivables	1,862	983
Deferred tax assets	585	225
Tax recoverable	6	135
Other financial assets	580	374

	79,548	27,619
Current assets
Inventories	5,382	2,540
Trade and other receivables	6,479	2,938
Assets held for sale	7,024	–
Loans to equity accounted units	117	15
Tax recoverable	250	79
Other financial assets	946	567
Cash and cash equivalents	1,645	736

	21,843	6,875
Current liabilities
Bank overdrafts repayable on demand	(104)	(14)
Borrowings	(8,109)	(1,490)
Trade and other payables	(6,667)	(2,693)
Liabilities of disposal groups held for sale	(2,632)	–
Other financial liabilities	(878)	(193)
Tax payable	(494)	(1,024)
Provisions	(783)	(366)

	(19,667)	(5,780)

Net current assets	2,176	1,095

Non current liabilities
Borrowings	(38,614)	(2,007)
Trade and other payables	(503)	(362)
Other financial liabilities	(496)	(233)
Tax payable	(66)	(86)
Deferred tax liabilities	(6,486)	(2,339)
Provision for post retirement benefits	(3,195)	(770)
Other provisions	(6,040)	(3,532)

	(55,400)	(9,329)

Net assets	26,324	19,385

Equity attributable to Rio Tinto shareholders	24,772	18,232
Attributable to outside equity shareholders	1,552	1,153

Total equity	26,324	19,385

At 31 December 2007, Rio Tinto plc had 997.2 million ordinary shares in issue and Rio Tinto Limited had 285.7 million shares in issue, excluding those held by Rio Tinto plc.

The 2007 Full financial statements were approved by the directors on 5 March 2008 and signed on their behalf by

Paul Skinner Chairman	Tom Albanese Chief executive	Guy Elliott Finance director

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4	Rio Tinto 2007 Summary financial statements
Reconciliation with Australian IFRS

Reconciliation with Australian IFRS

The Group’s financial statements have been prepared in accordance with IFRS as adopted by the European Union (‘EU IFRS’), which differs in certain respects from the version of IFRS that is applicable in Australia (‘Australian IFRS’).
     Prior to 1 January 2004, the Group’s financial statements were prepared in accordance with UK GAAP. Under EU IFRS, goodwill on acquisitions prior to 1998, which was eliminated directly against equity in the Group’s UK GAAP financial statements, has not been reinstated. This was permitted under the rules governing the transition to EU IFRS set out in IFRS 1. The equivalent Australian Standard, AASB 1, does not provide for the netting of goodwill against equity. As a consequence, shareholders’ funds under Australian IFRS include the residue of such goodwill, which amounted to US$736 million at 31 December 2007 (2006: US$740 million).
     Save for the exception described above, the Group’s financial statements drawn up in accordance with EU IFRS are consistent with the requirements of Australian IFRS.

Net earnings and Underlying earnings

	2007	2006
	US$m	US$m

Underlying earnings	7,443	7,338

Items excluded from Underlying earnings
Profits less losses on disposal of interests in businesses (a)	1	3
Impairment (charges)/reversals (b)	(113)	44
Exchange differences and derivatives:
– Exchange gains/(losses) on US dollar net debt and intragroup balances (c)	156	(14)
– Gains/(losses) on currency and interest rate derivatives not qualifying for hedge accounting (d), (e)	34	30
Other exclusions (f)	(209)	37

Net earnings	7,312	7,438

‘Underlying earnings’ is an additional measure of earnings, which is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net earnings both represent amounts attributable to Rio Tinto shareholders. Items (a) to (f) below are excluded from Net earnings in arriving at Underlying earnings.

(a)	Gains and losses arising on the disposal of interests in businesses.
(b)	Charges and credits relating to impairment of non-current assets other than undeveloped properties.
(c)	Exchange gains and losses on US dollar net debt and intragroup balances. This includes amounts relating to equity accounted units.
(d)	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts.
(e)	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.
(d)	Other credits and charges that, individually, or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance. Other charges excluded from Underlying earnings, in 2007, primarily resulted from the acquisition of Alcan. These include the non-recurring impact on income of US$146 million (after taxation) of revaluing inventories on acquisition based on selling price, together with integration costs.

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Rio Tinto 2007 Summary financial statements	5
Summary cash flow statement

Summary cash flow statement Years ended 31 December

	2007	2006
	US$m	US$m

Cash flow from consolidated operations	10,805	9,196
Dividends from equity accounted units	1,764	1,727

Cash flow from operations	12,569	10,923
Net interest paid	(489)	(128)
Dividends paid to outside shareholders	(168)	(193)
Tax paid	(3,421)	(2,799)

Cash flow from operating activities	8,491	7,803

Cash used in investing activities
Net acquisitions of subsidiaries, joint ventures and associates	(37,526)	(279)
Purchase of property, plant and equipment and intangible assets	(5,000)	(3,992)
Sales of financial assets	49	293
Purchases of financial assets	(273)	(167)
Other investing cash flows	8	56

Cash used in investing activities	(42,742)	(4,089)

Cash flow before financing activities	(34,251)	3,714

Financing activities
Equity dividends paid to Rio Tinto shareholders	(1,507)	(2,573)
Own shares purchased from Rio Tinto shareholders	(1,624)	(2,370)
Proceeds from issue of ordinary shares in Rio Tinto	13	31
Proceeds from issue of ordinary shares in subsidiaries to outside shareholders	37	52
Draw down less repayments of net debt	37,332	1,146

	34,251	(3,714)

Summary financial data in Australian dollars, Sterling and US dollars

2007	2006	2007	2006		2007	2006
A$	m A$m	£m	£m		US$m	US$m

39,957	33,810	16,741	13,818	Gross sales revenue	33,518	25,440
35,405	29,856	14,834	12,203	Consolidated sales revenue	29,700	22,465
11,725	13,609	4,913	5,562	Profit before taxation	9,836	10,240
9,234	10,455	3,869	4,273	Profit for the year	7,746	7,867

				Net earnings attributable to
8,717	9,885	3,652	4,040	shareholders of Rio Tinto	7,312	7,438
8,873	9,752	3,718	3,986	Underlying earnings (a)	7,443	7,338
677.9c	741.3c	284.0p	303.0p	Basic earnings per ordinary share (c)	568.7c	557.8c
690.1c	731.3c	289.1p	298.9p	Basic underlying earnings per ordinary share (a),(c)	578.9c	550.3c

				Dividends per share to Rio Tinto shareholders
143.53c	107.34c	58.22p	44.77p	– paid (regular)	116.0c	81.5c
–	145.42c	–	61.89p	– paid (special)	–	110.0c
93.02c	82.84c	43.13p	32.63p	– proposed final dividend	84.0c	64.0c
(40,830)	4,936	(17,107)	2,017	Cash flow before financing activities	(34,251)	3,714

(51,426)	(3,084)	(22,683)	(1,241)	Net debt	(45,152)	(2,437)
28,214	23,069	12,444	9,283	Equity attributable to Rio Tinto shareholders	24,772	18,232

(a)	Underlying earnings exclude charges totalling US$131 million (2006: credits of US$100 million), which are analysed on page 4.
(b)	The financial data above has been extracted from the summary financial statements. The Australian dollar and Sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate, except for the dividends which are the actual amounts payable.
(c)	Basic earnings per ordinary share and basic underlying earnings per ordinary share do not recognise the dilution resulting from share options in issue.

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6	Rio Tinto 2007Summary financial statements
Australian Corporations Act – summary of ASIC relief

Australian Corporations Act – summary of ASIC relief

Pursuant to section 340 of the Corporations Act 2001 (“Corporations Act”), the Australian Securities and Investments Commission issued an order dated 27 January 2006 (as amended on 22 December 2006) that granted relief to Rio Tinto Limited from certain requirements of the Corporations Act in relation to the Company’s financial statements and associated reports. The order essentially continues the relief that has applied to Rio Tinto Limited since the formation of the Group’s Dual Listed Companies (“DLC”) structure in 1995. The order applied to Rio Tinto Limited’s financial reporting obligations for financial years and half-years ending between 31 December 2005 and 31 December 2009 (inclusive).
In essence, instead of being required under the Corporations Act to prepare consolidated financial statements covering only itself and its controlled entities, the order allows Rio Tinto Limited to prepare consolidated financial statements in which it, Rio Tinto plc and their respective controlled entities are treated as a single economic entity. In addition, those consolidated financial statements are to be prepared:
–	in accordance with the principles and requirements of International Financial Reporting Standards as adopted by the European Union (“EU IFRS”) rather than the Australian equivalents of International Financial Reporting Standards (“AIFRS”) (except for one limited instance in the case of any concise report), and in accordance with United Kingdom financial reporting obligations generally;
–	on the basis that the transitional provisions of International Financial Reporting Standard 1 “First-time Adoption of International Financial Reporting Standards” should be applied using the combined financial statements previously prepared for Rio Tinto Limited, Rio Tinto plc and their respective controlled entities under Generally Accepted Accounting Principles in the United Kingdom, under which the DLC merger between Rio Tinto Limited and Rio Tinto plc was accounted for using “merger”, rather than “acquisition”, accounting (reflecting that neither Rio Tinto Limited nor Rio Tinto plc was acquired by, or is controlled by, the other, and meaning that the existing carrying amounts, rather than fair values, of assets and liabilities at the time of the DLC merger were used to measure those assets and liabilities at formation);
–	on the basis that Rio Tinto Limited and Rio Tinto plc are a single company (with their respective shareholders being the shareholders in that single company); and
–	with a reconciliation, from EU IFRS to AIFRS, of the following amounts: consolidated profit for the financial year, total consolidated recognised income for the financial year and total consolidated equity at the end of the financial year (see page 4).

Those consolidated financial statements must also be audited in accordance with relevant United Kingdom requirements. Rio Tinto Limited must also prepare a directors’ report which satisfies the content requirements of the Corporations Act (applied on the basis that the consolidated entity for those purposes is the Group), except that the order allows Rio Tinto Limited to prepare a separate Remuneration report that is merely cross-referenced in the Directors’ report, instead of including in the Directors’ report the Remuneration report otherwise required by the Corporations Act. The separate Remuneration report (see pages 103 to 117 of the Annual report) must include all the information required to be included in a remuneration report under the Corporations Act, as well as the information required by AIFRS (namely, AASB 124 ‘Related Party Disclosures’) dealing with compensation of directors and executives who are “key management personnel”, and certain other disclosures.
     Rio Tinto Limited is also required to comply generally with the lodgement and distribution requirements of the Corporations Act (including timing requirements) in relation to those consolidated financial statements (including any concise financial statements), the auditor’s report and the directors’ report. The separate Remuneration report is also required to be lodged with the Australian Securities and Investments Commission at the same time as the consolidated financial statements, and Rio Tinto Limited must not distribute or make available the Remuneration report without the consolidated financial statements and directors’ report. At the Company’s AGM, it is required to allow shareholders to vote on a non binding resolution to adopt the Remuneration report, on the same basis as would otherwise be required for a Remuneration report under the Corporations Act.
     Rio Tinto Limited is not required to prepare separate consolidated financial statements solely for it and its controlled entities. Rio Tinto Limited is required to prepare and lodge parent entity financial statements for itself in respect of each relevant financial year, in accordance with the principles and requirements of AIFRS (other than in respect of key management personnel compensation disclosures under AASB 124, which as noted above are instead incorporated into the separate Remuneration report), and to have those statements audited. Those financial statements are not required to be laid before the Company’s AGM or distributed to shareholders as a matter of course.
However, Rio Tinto Limited must:
–	include in the consolidated financial statements for the Group, as a note, Rio Tinto Limited’s parent entity balance sheet, income statement, statement of changes in equity and statement of cashflows, prepared in accordance with AIFRS; and
–	make available the full parent entity financial statements free of charge to shareholders on request, and also include a copy of them on the Company’s website.

The parent entity financial statements are available for download from the Rio Tinto website at www.riotinto.com. Shareholders may also request a copy free of charge by contacting the Rio Tinto Limited company secretary.

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Rio Tinto 2007 Summary financial statements	7
Independent auditors’ statement

Independent auditors’ statement

To the members of Rio Tinto plc and Rio Tinto Limited
We have examined the summary financial statements of the Rio Tinto Group, which comprise the Summary income statement, the Summary balance sheet, the Summary cash flow statement, the Reconciliation with Australian IFRS, the note on ‘Net earnings and Underlying earnings’, the financial information by business unit and the Remuneration report set out on pages 103 to 117 of the accompanying Annual report (the ‘2007 Summary financial statements’).

Respective responsibilities of directors and auditors
The directors are responsible for preparing the 2007 Summary financial statements in accordance with applicable law.
     Our responsibility is to report to you our opinion on the consistency of the 2007 Summary financial statements with the Full financial statements and the Remuneration report set out in the Annual report and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and Section 314 of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 27 January 2006 (as amended on 22 December 2006), and the regulations made thereunder.
     We also read the other information contained in the 2007 Summary financial statements and consider the implications for our statement if we become aware of any apparent misstatements or material inconsistencies with the summary financial statements. The other information comprises the Summary financial data in Australian dollars, Sterling and US dollars and the note ‘Australian Corporations Act – summary of ASIC relief’ and those sections of the Annual report preceding the ‘Shareholder information’.
     This statement, including the opinion, has been prepared for and only for each company’s members as a body in accordance with Section 251 of the United Kingdom Companies Act 1985 (in respect of Rio Tinto plc) and Section 314 of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 27 January 2006 (as amended on 22 December 2006) (in respect of Rio Tinto Limited) and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the summary financial statement’ issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Rio Tinto Group’s full annual financial statements describes the basis of our audit opinions on those financial statements and the Remuneration report.

Opinion
In our opinion the 2007 Summary financial statements are consistent with the Full financial statements and the Remuneration report of the Rio Tinto Group for the year ended 31 December 2007 and comply with the applicable requirements of Section 251 of the United Kingdom Companies Act 1985 and Section 314 of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 27 January 2006 (as amended on 22 December 2006), and the regulations made thereunder.

PricewaterhouseCoopers LLP	PricewaterhouseCoopers
Chartered Accountants and	Chartered Accountants
Registered Auditors	Brisbane
London	5 March 2008
5 March 2008	in respect of the members of
in respect of the members of	Rio Tinto Limited
Rio Tinto plc

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8	Rio Tinto 2007 Summary financial statements
Rio Tinto financial information by business unit

Rio Tinto financial information by business unit

			Net earnings (a)		Gross sales revenue (b)		Operating assets (c)		Capital expenditure (d)
	Rio Tinto interest		2007	2006	2007	2006	2007	2006	2007	2006
	%		US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Iron Ore
Hamersley Iron (including HIsmelt®)	100.0		2,151	1,673	6,155	4,416	6,133	4,317	1,597	1,700
Robe River (e)	53.0		503	461	1,640	1,379	1,877	1,593	241	104
Iron Ore Company of Canada	58.7		104	145	943	1,051	869	651	163	151
Rio Tinto Brasil	100.0		(12)	13	61	92	135	97	30	18

Product group operations			2,746	2,292	8,799	6,938	9,014	6,658	2,031	1,973
Evaluation projects/other			(95)	(41)	–	–	24	4	34	8

			2,651	2,251	8,799	6,938	9,038	6,662	2,065	1,981

Energy
Rio Tinto Energy America	100.0		132	177	1,560	1,428	1,163	1,097	226	262
Rio Tinto Coal Australia	(f	)	246	490	2,272	2,344	1,755	1,397	226	251
Rössing	68.6		95	27	486	229	151	68	57	38
Energy Resources of Australia	68.4		38	17	303	239	296	201	80	31

Product group operations			511	711	4,621	4,240	3,365	2,763	589	582
Evaluation projects/other			(27)	(5)	–	–	34	–	–	–

			484	706	4,621	4,240	3,399	2,763	589	582

Aluminium
Rio Tinto Aluminium	(g	)	695	763	3,511	3,493	4,144	3,607	295	236
Alcan			424	–	3,798	–	39,702	–	317	–

Product group operations			1,119	763	7,309	3,493	43,846	3,607	612	236
Other			(22)	(17)	–	–		–	–	–

			1,097	746	7,309	3,493	43,846	3,607	612	236

Copper
Kennecott Utah Copper	100.0		1,649	1,810	3,539	2,829	1,694	1,789	282	295
Escondida	30.0		1,525	1,250	3,103	2,575	1,045	792	170	155
Grasberg joint venture	(h	)	159	122	461	373	410	412	76	45
Palabora	57.7		58	52	689	588	84	104	27	18
Kennecott Minerals	100.0		106	105	338	277	236	198	84	78
Northparkes	80.0		137	229	371	437	151	89	55	16

Product group operations			3,634	3,568	8,501	7,079	3,620	3,384	694	607
Other			(155)	(30)	–	–	498	341	22	57

			3,479	3,538	8,501	7,079	4,118	3,725	716	664

Diamonds and Industrial Minerals
Diamonds	(i	)	280	211	1,020	838	1,241	1,058	525	257
Iron and Titanium			164	152	1,673	1,449	2,202	1,522	494	252
Rio Tinto Minerals	(j	)	84	91	1,228	1,174	1,165	1,160	71	108

Product group operations			528	454	3,921	3,461	4,608	3,740	1,090	617
Other			(40)	(48)	–	–	24	4	17	–

			488	406	3,921	3,461	4,632	3,744	1,107	617

Other operations			15	33	367	229	139	208	37	23

			8,214	7,680	33,518	25,440	65,172	20,709	5,126	4,103

Net assets held for sale							4,392	–
Other items			(526)	(241)			360	(40)	144	174
Exploration and evaluation			20	(84)
Net interest			(265)	(17)
Less: equity accounted units									(302)	(289)

Underlying earnings			7,443	7,338
Items excluded from Underlying earnings			(131)	100

			7,312	7,438	33,518	25,440	69,924	20,669	4,968	3,988

Less: Net debt							(45,152)	(2,437)

Rio Tinto shareholders’ equity							24,772	18,232

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Notes to financial information by business unit
Business units have been classified according to the Group’s management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes certain gold operations.

The following changes have been made to the way Rio Tinto presents its results. Full year 2006 results have been presented consistently with 2007. During 2007, Industrial Minerals and Diamonds were combined to form the Diamonds and Industrial Minerals product group. Project evaluation and other costs specifically attributable to Product groups are now reported as part of Product group earnings. Previously, these were reported centrally in ‘Exploration and evaluation’ and ‘Other items’, respectively. Capital expenditure by Product group now includes capitalised evaluation costs.

(a)	Net earnings represent profit after tax for the year attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before finance items but after the amortisation of the discount related to provisions. Earnings attributable to equity accounted units include interest charges and amortisation of discount. Earnings attributed to business units exclude amounts that are excluded in arriving at Underlying earnings.
(b)	Gross sales revenue includes 100 per cent of subsidiaries’ sales revenue and the Group’s share of the sales revenue of equity accounted units.
(c)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies’ debt). For equity accounted units, Rio Tinto’s net investment is shown.
(d)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of equity accounted units. Amounts relating to equity accounted units not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.
(e)	The Group holds 65 per cent of Robe River Iron Associates, of which 30 per cent is held through a 60 per cent owned subsidiary. The Group’s net beneficial interest is therefore 53 per cent, net of amounts attributable to outside equity shareholders.
(f)	Includes Rio Tinto’s 75.7 per cent interest in Coal & Allied, which is managed by Rio Tinto Coal Australia, a 100 per cent subsidiary of Rio Tinto.
(g)	Includes Rio Tinto’s interests in Rio Tinto Aluminum (100 per cent) and Anglesey Aluminium (51 per cent).
(h)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.
(i)	Diamonds includes Rio Tinto’s interests in Argyle (100 per cent), Diavik (60 per cent) and Murowa (77.8 per cent).
(j)	Includes Rio Tinto’s interests in Rio Tinto Borax (100 per cent), Dampier Salt (68.4 per cent) and Luzenac Talc (100 per cent).

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Printed in England by Park Communications on FSC certified paper.
Park is a CarbonNeutral® company and its Environmental Management System is certified to ISO14001:2004.
100 per cent of the electricity used is generated from renewable sources. 100 per cent of the inks used are vegetable oil based, 95 per cent of press chemicals are recycled for further use and on average 99 per cent of any waste associated with this production will be recycled.
This document is printed on ERA Silk, a paper made using 50 per cent recycled fibre and 50 per cent virgin fibre sourced from FSC certified forests.
Printed in Australia by Blue Star Print.
© Rio Tinto plc and Rio Tinto Limited.

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